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WRITER'S DIRECT LINE
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August 6, 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Greencore Group plc
Commission File Number 82-4908

Dear Sir:

On behalf of Greencore Group plc, a company organized under the laws of the Republic of Ireland (File No. 82-4908), we are enclosing herewith documents containing information required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended. The Commission file number of Greencore Group plc has been indicated in the upper right hand corner of each unbound page and the first page of each bound document enclosed herewith.

Please acknowledge receipt of this letter and the accompanying documents by endorsing the enclosed copy of this letter and returning it to our waiting messenger.

Very truly yours,

Gregory A. Bailey

DC1:\132053\01\2TW501!.DOC\50627.0004

Commission File Number 82-490

GREENCORE GROUP PLC

CONTACT: CONOR O'LEARY TELEPHONE 353 1 605 1029
FAX 353 1 605 1104

Caroline Bergin appointed Group Company Secretary of Greencore Group plc

Caroline Bergin was today (26th July, 2002) appointed Group Company Secretary of Greencore Group plc ("Greencore"). She replaces Ben Power who retires from the position. Ben Power remains on the Greencore Board, as a Non Executive Director, until the end of the current calendar year.

Caroline Bergin (41) previously held the position of Deputy Group Secretary and Solicitor. She joined Greencore in 1991 as Company Solicitor from A. & L. Goodbody. She graduated from UCD in 1982 with a Degree in Economics and Politics and qualified as a Solicitor in 1988.

C. O'LEARY
GROUP SECRETARIAT

GREENCORE GROUP PLC,
ST. STEPHEN'S GREEN HOUSE,
EARLFORT TERRACE,
DUBLIN 2.

26th July, 2002.